SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                    CERTIFICATE
Cinergy Corp. et al.                OF
File No.  70-8521                   NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions proposed in the Declaration on Form U-1, as amended (the "Declaration"), of Cinergy Corp. ("Cinergy") in the above proceeding and the Commission's orders with respect thereto dated March 12, 1996 (Rel. No. 35-26488) and January 11, 1995 (Rel. No.
35-26215), Cinergy Services, Inc. hereby notifies the Commission that:

1. The maximum aggregate amount at any one time outstanding during the calendar quarter ended December 31, 1997 ("Fourth Quarter 1997") of all Cinergy short-term financing arrangements authorized by the Commission in File No. 70-8521 - namely, (a) all new borrowings or reborrowings by Cinergy under the Barclays credit facilities,/1/ (b) all commercial paper issued and sold by Cinergy, and (c) all letters of credit obtained by Cinergy - was $600.4 million.

2. Information with respect to borrowings or reborrowings by Cinergy under the $350 Million Facility during the Fourth Quarter 1997:

    Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity 10/22/97/Barclays/$150 million/5.83%/11/5/97
    10/22/97/Barclays/$322 million/5.85%/11/24/97
    10/29/97/Barclays/$17 million/5.86%/11/28/97
    11/24/97/Barclays/$333 million/5.89%/12/24/97
    11/28/97/Barclays/$17 million/5.89%/12/29/97
    12/24/97/Barclays/$333 million/6.15%/1/26/98
    12/29/97/Barclays/$17 million /6.17%/1/29/98
3. Information with respect to borrowings or reborrowings by Cinergy under the $400 Million Facility during the Fourth Quarter 1997:

    Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity

    10/6/97/Barclays /$49 million /5.85%/10/28/97
    10/15/97/Barclays /$5 million /5.83%/10/28/97
    10/22/97/Barclays /$16 million /5.83%/10/28/97
    10/24/97/Barclays /$3 million /5.8%/10/28/97
    10/28/97/Barclays /$76 million /5.86%/11/28/97
    10/31/97/Barclays /$8 million /5.86%/11/28/97
    11/3/97/Barclays /$3 million /5.85%/12/3/97
    12/24/97/Barclays /$3 million /6.15%/1/26/98
    12/29/97/Barclays /$86 million /6.17%/1/29/98

4. Cinergy issued commercial paper during the Fourth Quarter 1997 with a maximum outstanding during the quarter of $165.4 million and an average outstanding of $96.6 million. The weighted rate of the outstanding commercial paper for the quarter was 5.95% and a total of $161.4 million was outstanding at the end of the quarter.

5.  No letters of credit were obtained by Cinergy during the Fourth Quarter
1997.

6. Cinergy made net open account advances to Cinergy Investments, Inc. during the Fourth Quarter 1997 totaling approximately $41 million and bearing annual interest rates between 5.99% and 6.20%.

                            S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 13, 1998

                                       CINERGY SERVICES, INC.


                                       By:  /s/ William L. Sheafer
                                            Vice President and Treasurer


                               ENDNOTES

/1/ As previously reported, during the second calendar quarter of 1997, Cinergy amended a $600 million credit agreement with Barclays Bank plc ("Barclays"). The original credit facility was comprised of two components, a $100 million general commitment and a $500 million acquisition commitment. The $100 million general commitment was replaced with a new $200 million revolving credit agreement with Barclays and the $500 million acquisition commitment was amended in certain respects.

In October 1997, Cinergy amended the $200 million revolving credit facility, increasing committed funds thereunder to $400 million ($400 Million Facility"), $200 million of which provides credit support for Cinergy's newly instituted commercial paper program. In addition, as of year-end 1997, repayments of borrowings had reduced the $500 million acquisition commitment facility to $350 million ("$350 Million Facility"). Both credit facilities expire in May 2001.